EXHIBIT 99.1
                                [HAEMACURE LOGO]

Second Quarter Report
for the period ended April 30, 2001

Message to shareholders

On April 30, 2001, Haemacure completed the first half of its 2001 fiscal year. Hemaseel APR is Haemacure's brand of the first commercially produced fibrin sealant approved by the United States Food and Drug Administration (FDA), in May 1998. The Company launched Hemaseel APR in the United States in July 1998 and sales have since grown for 11 consecutive quarters. Since the introduction of commercially produced surgical sealants almost 3 years ago, this relatively young market has continued to grow and surgical sealant technologies are evolving as surgical standard of care. Haemacure's sales and marketing strategy remains focused on expanding the application of fibrin sealant through education and training of surgeons and operating room nurses. This strategy continues to be validated by the growth in the Company's sales.

To summarize the Company's sales performance for the second quarter of 2001, sales grew by 44% over the same quarter last year, while units sold grew by 52%. The Company's year to date sales for the first half of 2001 have increased by 53% when compared to the first half of 2000. The Company also continues to make substantial progress in controlling operating expenses. A review of sales for the first half of 2001 as compared to the first half of 2000 indicates an increase in sales revenues of 53%, while expenses increased only 20%. This has resulted in a decrease in the loss per share from (0.31) for the first half of 2000 to (0.21) for the same period in 2001.

In March 2000, Haemacure committed to build a dedicated Hemaseel APR manufacturing facility in Elstree, U.K., at a facility owned by Bio Products Laboratory. This represented a substantial financial undertaking for a company of Haemacure's size. Under its license agreement with Immuno International AG, the Company is obligated to develop its own manufacturing facility for Hemaseel APR (all of the Company's Hemaseel APR is currently manufactured by Immuno).

The Company's total investment in the BPL manufacturing facility is expected to be approximately $15 million. This project continues to be on-budget and on-time. Since initiation of the BPL project, the Company has purchased $8.6 million of equipment and spent $3.2 for leasehold improvements. Management anticipates the project will cost another $2 to 3 million to complete equipment and facility validation processes, clinical studies and regulatory filing of the Biologics License Application (BLA) with the FDA. A BLA is a regulatory license application for both the manufacturing facility and the product. Management anticipates that the facility will be technically operational, not FDA approved, but ready to manufacture validation production lots, by October 2001. Management anticipates that the financial, clinical and regulatory project milestones will be completed by the fourth quarter of fiscal year 2002.

As reported last year, one of the Company's objectives is to launch one new product per year. In February 2001, Haemacure announced an exclusive marketing agreement with Pharmacia whereby Haemacure became an exclusive independent representative for the Gelfoam product line in the United States. Gelfoam is the leading passive hemostat product and generated worldwide sales of US$58 million in 2000. Passive hemostats are another segment of the surgical sealant market. Gelfoam represents a key strategic addition to the Company's sealant portfolio. No revenues were generated during this second quarter as the focus was on implementing the sales and marketing strategy. The Company has received a positive response from its customer base. Future announcements concerning Gelfoam will be made in the upcoming quarter. When Gelfoam is placed on bleeding wound, blood is absorbed into the Gelfoam by capillary action. It is expected that in some surgical procedures surgeons will use both Hemaseel APR and Gelfoam products.

As a technology-based company, the Company's future depends upon a successful evolution of a product pipeline and projects. Management is pleased with its operating progress. Nevertheless, we must constantly continue to evaluate other products. We will be reporting in the forthcoming quarters our progress in this regard.

Management Discussion and Analysis

Results of Operations

Since the beginning of sales and marketing activities in late fiscal 1998, Haemacure has invested heavily in hiring, training and managing its sales force, making it one of the company's strategic assets in penetrating and growing the fibrin sealant market. This investment has led to 11 consecutive quarters of increased sales and a marked increase in market share during fiscal 2000. For the second quarter of fiscal 2001, the Company's gross margin on product sales exceeded selling and marketing expenses for the first time in its history.

The Company has also invested in an educational speakers program, a resource center, participation in surgical conventions, an aggressive advertising campaign in clinical publications, and the development and implementation of outcome studies directed at demonstrating both the clinical and financial benefits of using Hemaseel APR. Over the past two quarters, Haemacure has refined those programs utilizing only those programs showing a significant return on investment. As a result of these efforts, sales and marketing expenses have remained relatively flat during the first half of fiscal 2001 as compared to the first half of fiscal 2000.

During fiscal 2000, Haemacure had a decline in Research and Development costs, as responsibility for clinical trials of Hemaseel HMN was transferred to ZLB, and the FDA validation process for the BPL manufacturing facility in the U.K. had not yet begun. During the first half of fiscal 2001, expenses for the validation process have begun to accrue, but only on a modest level, leaving Research and Development expenses relatively flat as compared to the first half of fiscal 2000

General and Administrative expenses for the first half of fiscal 2001 have remained steady, compared with fiscal 2000, with the exception of expenses incurred registering as a reporting company with the U.S. Securities and Exchange Commission. While these registration expenses peaked in the first quarter of 2001, they will continue at a more moderate rate for the balance of the year, as the Company pursues a listing for its stock on a U.S. exchange. However, there can be no assurance that the Company will achieve a listing on a U.S. exchange

Revenues and Net Income (Loss)

Sales of Hemaseel APR and its related devices for the second quarter increased to $4.65 million, compared to $3.23 million for the same quarter last year, an increase of 44%. For the first half of 2001, sales were $8.76 million, compared to $5.73 million for the same period last year, an increase of 53%. Gross margins for the first half 2001 were 52%, compared to 53% for the same period last year. The consolidated net loss for the quarter amounted to ($2.36 million), or ($.10) per share, down from a loss of ($2.74 million) for the same quarter last year, or ($.17) per share. Haemacure's loss in the second quarter was down from the first quarter results of 2001 in which the Company reported a loss of ($2.74 million), or ($.11) per share.

For the first half of fiscal 2001, the cumulative net loss was ($5.09) million or ($.21) per share compared to ($4.92) million, or ($.31) per share for the first half of fiscal 2000. These operating results are consistent with the fiscal year expectations previously released to the public on March 6, 2001.

Operating Expenses

Operating expenses for the quarter were $4.03 million compared to $3.54 million for the same quarter last year, an increase of 13.8%. This increase is attributable primarily to commissions on increased sales. Operating expenses for the first half of 2001 were $8.20 million compared to $6.82 million for the first half of 2000, an increase of 20%. Operating expenses for the quarter were down from $4.17 million at the end of the first quarter 2001, resulting primarily from additional expenses incurred in the first quarter 2001 relating to our registration with the U.S. Securities and Exchange Commission, and increased clinical research activities, including the initiation of the validation process of the Hemaseel APR manufacturing facility in the U.K. and equipment.

Assets, Liquidity and Capital Resources

Prior to the launch of Hemaseel APR, Haemacure funded its operations, research and development, clinical trials, capital expenditures and investments through share issuance, long-term debt, refundable tax credits and grants. Since the launch, sales revenues have also contributed to the financing of Haemacure's operations. During fiscal 2000, the Company invested a significant portion of its cash resources into the BPL manufacturing facility and equipment necessary for the production of Hemaseel APR in Elstree, U.K.

The Company is in the process of negotiating additional financing to make license payments to Immuno International AG in accordance with the Company's license agreement with Immuno and to complete the regulatory validation process for the BPL manufacturing facility in the United Kingdom.

Balance Sheet Changes

Accounts receivable increased to $2.92 million at the end of the second quarter of fiscal 2001 from $2.78 million at the end of the first quarter, but were down as a percent of sales. Increased collection activity has lowered the average number of days outstanding to under 60 days. Inventories were up to $3.20 million as of the end of the second quarter, compared to $2.50 million at the end of the first quarter, as shipments of product delayed from the first quarter were received. The delayed inventory shipments are also reflected in the increased amount of trade accounts payable. During the second quarter of 2001, the Company accessed its commercial line of credit for the first time, utilizing $1.16 million of an available limit of approximately $2.1 million. The Company has arranged for a maximum line of credit of up to $6 million, with the amount available for borrowing being dependent on the balance of the Company's eligible accounts receivable.

Total cash decreased $7.53 million during the first half of 2001, with $2.2 million of the amount having been used in operations. During the second quarter of 2001, the Company on average used $375,000 per month for its operations. Because monthly sales have continued to increase, the burn-rate has declined every month. The Company had on hand cash, cash equivalents and temporary investments of $1.7 million at the end of the second quarter, and availability remaining on its line of credit, as discussed above.

We thank you for your support.

Marc Paquin
President & CEO

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS

                                                   As at                As at
                                                 April 30,           October 31,
                                                   2001                  2000
                                                     $                    $
--------------------------------------------------------------------------------
                                               (Unaudited)           (Audited)
ASSETS
Current assets
Cash and cash equivalents                          800,869            7,072,703
Temporary investments                              905,810            2,168,436
Accounts receivable                              3,326,765            2,867,787
Inventories                                      3,200,220            3,107,368
Prepaid expenses                                   415,612              298,431
--------------------------------------------------------------------------------
                                                 8,649,276           15,514,725
Capital assets                                  12,714,628            7,485,393
Other assets                                     7,758,395            8,523,192
Deferred foreign exchange loss                     380,503              326,821
--------------------------------------------------------------------------------
                                                29,502,802           31,850,131
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness (note 2)                       1,162,475                    -
Accounts payable and accrued liabilities         4,961,106            3,956,454
Current portion of long-term debt                    1,692               18,276
Current portion of other liabilities             3,815,518            3,627,532
--------------------------------------------------------------------------------
                                                 9,940,791            7,602,262
Long-term debt                                     978,459              950,913
Other liabilities                                8,036,551            7,656,391
--------------------------------------------------------------------------------
                                                18,955,801           16,209,566
--------------------------------------------------------------------------------

Shareholders' equity
Share capital                                   82,563,828           82,563,828
Additional paid-in capital                         830,000              830,000
Deficit                                        (72,846,827)         (67,753,263)
--------------------------------------------------------------------------------
                                                10,547,001           15,640,565
--------------------------------------------------------------------------------
                                                29,502,802           31,850,131
--------------------------------------------------------------------------------

See accompanying notes to the interim consolidated financial statements

                                               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               Three months ended April 30,         Six months ended April 30,
(Unaudited)                                                      2001                2000               2001            2000
                                                                   $                  $                  $                $
-------------------------------------------------------------------------------------------------------------------------------

Revenues
Sales                                                            4,653,987           3,234,390         8,760,292      5,730,031
Investment income (loss)                                            16,390            (11,218)            28,923        214,175
-------------------------------------------------------------------------------------------------------------------------------
                                                                 4,670,377           3,223,172         8,789,215      5,944,206
-------------------------------------------------------------------------------------------------------------------------------

Expenses
Cost of sales, selling and marketing expenses                    4,425,062           3,628,221         8,650,659      6,536,144
General and administrative                                       1,289,714           1,257,815         2,742,224      2,380,624
Research and development                                           550,035             489,987         1,017,310        606,706
Amortization of capital and other assets                           447,725             451,130           894,906        900,435
Interest on other liabilities                                      245,181             185,847           479,362        370,803
Foreign exchange (gain) loss                                       -                  (60,195)           -               26,325
Interest on long-term debt                                          14,288              13,120            28,923         26,024
Other financial expenses                                            44,954             -                  45,406             66
-------------------------------------------------------------------------------------------------------------------------------
                                                                 7,016,959           5,965,925        13,858,790     10,847,127
-------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                       (2,346,582)         (2,742,753)       (5,069,575)    (4,902,921)

Provision for income taxes                                          11,553                 535            23,989         17,635
-------------------------------------------------------------------------------------------------------------------------------
Net loss                                                       (2,358,135)         (2,743,288)       (5,093,564)    (4,920,556)

-------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per common share                             (0.10)              (0.17)            (0.21)         (0.31)
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the interim consolidated financial statements

                       CONSOLIDATED STATEMENTS OF DEFICIT

Six months ended April 30,
(Unaudited)                                          2001             2000
                                                      $                $
--------------------------------------------------------------------------------

Deficit at beginning of period                  67,753,263      52,471,562
Net loss for the period                          5,093,564       4,920,556
--------------------------------------------------------------------------------
Deficit at end of period                        72,846,827      57,392,118
--------------------------------------------------------------------------------

See accompanying notes to the interim consolidated financial statements

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
Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Three months ended April 30,        Six months ended April 30,
(Unaudited)                                                         2001              2000               2001           2000
                                                                     $                 $                  $              $
-------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                                       (2,358,135)         (2,743,288)       (5,093,564)    (4,920,556)
Items not affecting cash
Amortization of capital assets                                      65,326              68,731           130,109        135,638
Amortization of other assets                                       382,399             382,399           764,797        764,797
Accrued interest on long-term debt                                  14,090              11,910            28,414         23,200
Accrued interest on other liabilities                              245,181             185,847           479,362        370,803
Foreign exchange (gain) loss                                       (4,258)            (14,318)          (15,991)          7,953
Unrealized foreign exchange loss (gain)                             23,196               (908)            35,102        (3,477)
-------------------------------------------------------------------------------------------------------------------------------
                                                               (1,632,201)         (2,109,627)       (3,671,771)    (3,621,642)
Net change in non-cash working capital
balances related to operations                                     563,968             562,616           335,640    (1,708,276)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                           (1,068,233)         (1,547,011)       (3,336,131)    (5,329,918)
-------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness                                    1,162,475                   -         1,162,475              -
Share issue costs                                                  (3,883)                   -                 -              -
Issuance of common shares                                                -              25,000                 -         25,000
Repayment of long-term debt                                          (398)            (12,742)          (17,451)       (25,707)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                             1,158,194              12,258         1,145,024          (707)
-------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition of temporary investments                               920,741           2,914,211         1,262,626      6,967,543
Acquisition of capital assets                                  (2,092,028)         (1,150,799)       (5,359,344)    (1,156,234)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities                           (1,171,287)           1,763,412       (4,096,718)      5,811,309
-------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents         4,258              14,318            15,991        (7,953)
-------------------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                        (1,077,068)             242,977       (6,271,834)        472,731
Cash and cash equivalents at beginning of period                 1,877,937           1,650,915         7,072,703      1,421,161
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                         800,869           1,893,892           800,869      1,893,892
-------------------------------------------------------------------------------------------------------------------------------

Supplemental information
Interest paid                                                       22,599               1,210            22,910          2,824
Income taxes paid                                                   11,597              17,100            24,033         34,200
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the interim consolidated financial statements

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
Haemacure Corporation

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2001
(Unaudited)

1.       Basis of Presentation

In 2001, the Corporation applied the new recommendations of the Canadian Institute of Chartered Accountants with respect to the preparation of interim financial statements. These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the Corporation's most recent annual consolidated financial statements, except as indicated in note 3 below. All disclosures required for annual consolidated financial statements have not been included in these financial statements. Therefore, these interim consolidated financial statements should be read in conjunction with the Corporation's most recent annual consolidated financial statements.

The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation may require additional financing to fund its expected growth and ongoing operations. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

The balance sheet as at October 31, 2000 has been derived from the audited financial statements as at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto for the year ended October 31, 2000.

2.       Bank indebtedness

The Corporation has a US operating line of credit equivalent to approximately C $ 6 million, based on eligible accounts receivable which bears interest at US prime rate plus 2% (effective rate as at April 30, 2001: 9.5%). This line of credit is collateralized by accounts receivable and inventories. As at April 30, 2001, the Corporation has drawn an amount of $1.16 million against the line of credit.

3.       Loss per Share Data

During the period, the Corporation retroactively adopted the recently revised recommendations of the Canadian Institute of Chartered Accountants regarding earnings per share. The principles for calculating basic earnings per share are consistent with previous recommendations; however, diluted earnings per share are now calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding is calculated assuming that the proceeds from the exercise of options are used to repurchase common shares at the average price for the period. No adjustment is made to net income for imputed interest in calculating dilutive earnings per share as under the old method. There was no impact on the diluted loss per share for the periods presented.

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
Haemacure Corporation

                                              Three months ended April 30,          Six months ended April 30,
                                                 2001             2000               2001              2000
                                                  $                $                  $                 $
-----------------------------------------------------------------------------------------------------------------
Net loss for the period                        (2,358,135)     (2,743,288)         (5,093,564)       (4,920,556)

Weighted average number of outstanding common
 shares                                         24,232,950      16,010,639          24,232,950        16,010,639

Basic and diluted loss per common share             (0.10)          (0.17)              (0.21)            (0.31)

4.       Stock Option Plan

A summary of the situation as at April 30, 2001 of the Corporation's fixed-price stock option plan and the changes made during the six months period then ended is shown below:
                                                                     Weighted
                                                                      average
                                                                     Exercice
                                                         Options       price
                                                     ---------------------------


Outstanding options, as at October 31, 2000           1,111,800        4.47
Granted                                                 533,800        1.95
Cancelled                                              (152,044)       3.72
--------------------------------------------------------------------------------
Outstanding options, as at April 30, 2001             1,493,556        3.64
--------------------------------------------------------------------------------
Exercisable options, as at April 30, 2001               956,556
--------------------------------------------------------------------------------

5.       Segment disclosures

The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the location of the customers.

Geographic information

                                      Sales                                    Capital assets
                      ------------------------------------      --------------------------------------
                      For the six months ended April 30,         As at April 30,     As at October 31,
                             2001             2000                  2001                  2000
                               $               $                      $                    $
------------------------------------------------------------------------------------------------------
Canada                         -                    -                756,756             829,427
United States          8,760,292            5,730,031                286,392             298,077
England                        -                    -             11,671,480           6,357,889
------------------------------------------------------------------------------------------------------
                       8,760,292            5,730,031             12,714,628           7,485,393
------------------------------------------------------------------------------------------------------


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